Jenkens & Gilchrist
                           A PROFESSIONAL CORPORATION         Austin, Texas
                                                             (512) 499-3800
                                                           Chicago, Illinois
                                1445 ROSS AVENUE             (312) 425-3900
                                   SUITE 3200                Dallas, Texas
                               DALLAS, TEXAS 75202           (214) 855-4500
                                                        Los Angeles, California
                                 (214) 855-4500              (310) 820-8800
                            FACSIMILE (214) 855-4300     Pasadena, California
                                                             (626) 578-7400
                                                          San Antonio, Texas
   Robert W. Dockery                                         (210) 246-5000
   (214) 855-4163                                           Washington, D.C.
  rdockery@jenkens.com          www.jenkens.com              (202) 326-1500

                                November 7, 2005


U.S. Securities and Exchange Commission                             Via EDGAR
100 F Street, N.E.
Washington D.C. 20549

Re:  Refocus Group, Inc./Definitive Consent Materials & Schedule 13E-3
     Amendment 4

Ladies and Gentlemen:

     On behalf of Refocus Group, Inc. (the "Company"), pursuant to Rule 14a-6(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we hereby enclose for filing via EDGAR a copy of the Company's definitive consent solicitation statement and form of consent card (the "Consent Materials"). Furthermore, pursuant to Rule 13e-3(d) promulgated under the Exchange Act, we hereby enclose for filing via EDGAR a copy of Amendment 4 to the Company's schedule 13E-3. Please note that due to changes in the number of shares of the Company's common stock held by certain stockholders, the transaction value indicated on the Schedule 13E-3 has increased, resulting in a higher filing fee. Please deduct this additional filing fee from the funds the Company has on deposit with the Commission.

     The Company expects to mail copies of the Consent Materials on or about November 7, 2005, to its stockholders of record as of October 14, 2005.

     Please do not hesitate to call the undersigned at (214) 855-4163 if you have any questions regarding this filing.

                                  Best regards,



                                  /s/ Robert W. Dockery
                                  ---------------------
                                  Robert W. Dockery

RWD/drh